Correspondence



                               RETROSPETTIVA, INC.
                         112 West 9th Street, Suite 518
                              Los Angeles, CA 90015


                                                                 August 14, 2009


Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

RE: Retrospettiva, Inc.
    Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2008 Filed July 29, 2009
    File Number 001-13101

Attn:    Tia L. Jenkins
         Senior Assistant Chief Accountant

Dear Ms. Jenkins:

     In response to the Staff's comment letter dated August 4, 2009 in connection with Retrospettiva, Inc. (the "Company"), please be advised as follows:

     1. We will further amend our Form 10-K to present a consistent conclusion regarding Management's conclusion on the effectiveness of disclosure controls and procedures as of the end of the period covered by the report (December 31, 2008).

     2. We will include a statement in the amendment and all future filings in substantially the following form: "This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report."

     3. We will include in the amended Form 10-K the Section 302 certifications that are required by Item 601(b)(31)(i) of Regulation S-K.

     Based on the foregoing responses to the staff's comments, the Company believes that the Amendment is complete and accurate in all material respects. The Company hereby acknowledges that:

     The Company is responsible for the adequacy and accuracy of the disclosure in the filling;

     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Our amended Form 10-K will be filed over Edgar within ten (10) business days from the date of this letter.

                                     Very truly yours,


                                     /s/ Borivoje Vukadinovic
                                     ------------------------
                                     Borivoje Vukadinovic
                                     President, Chief Executive Officer and
                                     Chief Financial Officer


cc:  Gary A. Agron, Esquire
Law Office of Gary A. Agron
5445 DTC Parkway, Suite 520
Greenwood Village, Colorado  80111
Telephone:  (303) 770-7254
Fax:   (303) 770-7257